SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of April, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






              RYANAIR'S CUSTOMER SERVICE STATISTICS FOR MARCH 2006


Ryanair, Europe's No. 1 low fares airline, today (Wednesday, 19th April 2006) released its customer service statistics for March 2006. Ryanair is committed to publishing customer service statistics each month which again this month confirm that Ryanair is No. 1 for Customer Service.

   - 84% of Ryanair's 20,000 plus flights during March arrived on time, despite service disruptions caused by French Strikes.

   - Ryanair is the No. 1 on-time airline beating Easyjet every week in 2003, 2004, 2005 and so far in 2006 as well.

   - Complaints of less than 1 (0.50) complaint per 1,000 passengers.

   - Mislaid baggage of less than 1 (0.44) mislaid bag per 1,000 passengers.


    CUSTOMER SERVICE STATISTICS                           2005       2006
             MARCH


On-time flights                                            89%      84%*

Complaints per 1 000 pax                                  0.43      0.50

Baggage complaints per 1 000 pax                          0.49      0.44

Complaints answered with 7 days                            99%     99.8%

*Lower than last year's comparable as a result of service disruptions caused by French Strikes.


Ends.                               Wednesday, 19th April 2006

For further information:

Lorna Farren - Ryanair              Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1271              Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 19 April 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director